January 6, 2020

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

       Re: UTime Limited
           Amendment 1 to Draft Registration Statement on Form F-1 Submitted December 23, 2019
           CIK 0001789299

Dear Mr. Bao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form F-1 submitted December 23, 2019

We rely on outsourcing manufacturers..., page 13

1. Please reconcile the first sentence of your response to prior comment 1 with the last sentence of this risk factor.
Financial Statements, page F-1

2. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A.5 to Form 20-F to include the six month period ended September 30, 2019.
 Minfei Bao
UTime Limited
January 6, 2020
Page 2
Notes to Consolidated Financial Statements
Note 4   Prepaid Expenses and Other Current Assets, Net, page F-24

3. We note your response to comment 7 but do not consider your revised disclosures on page
       65-66 to fully address our concerns. In this regard, please revise your footnote to clarify the the nature of the allowance for doubtful accounts included in prepaid expenses and other currents assets which appears to differ and are account for separately from your allowance for doubtful accounts that are described in Note 3. Undertakings, page II-2

4.     Please include the undertaking required by Regulation S-K Item
512(i)(2).
        You may contact Heather Clark at 202-551-3624 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at 202-551-3728 or Russell Mancuso at 202-551-
3617 with any other questions.



                                                            Sincerely,
FirstName LastNameMinfei Bao
                                                            Division of
Corporation Finance
Comapany NameUTime Limited
                                                            Office of
Manufacturing
January 6, 2020 Page 2
cc:       Barry I. Grossman, Esq.
FirstName LastName